UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

On Deck Capital, Inc.

(Name of Issuer)
Common Stock, par value $0.005 per share

(Title of Class of Securities)
682163100

(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682163100	SCHEDULE 13G/A	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Sapphire Ventures Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,685,078
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,685,078
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,685,078
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.91%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 682163100	SCHEDULE 13G/A	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Sapphire Ventures (GPE) I, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,971,674
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,971,674
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,971,674
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.29%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 682163100	SCHEDULE 13G/A	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Nino Nikola Marakovic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,971,674
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,971,674
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,971,674
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.29%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 682163100	SCHEDULE 13G/A	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer

On Deck Capital, Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

1400 Broadway, 25th Floor

New York, NY 10018

Item 2.	(a) Names of Person(s) Filing:

This statement is being filed by Sapphire Ventures Fund I, L.P. (“Fund I”); Sapphire Ventures (GPE) I, L.L.C. (“Sapphire GP”), which is the general partner of Fund I; and Nino Nikola Marakovic (“Marakovic”), who is a managing member of Sapphire GP. The persons named in this paragraph are referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

Item 2.	(b) Address:

The address of the principal business office of the Reporting Persons is 3408 Hillview Avenue, Bldg. 5, Palo Alto, CA 94304.

Item 2.	( c) Citizenship:

Fund I is a limited partnership organized under the laws of the State of Delaware. Sapphire GP is a limited liability company organized under the laws of the State of Delaware. Marakovic is an individual who is a citizen of the United States.

Item 2.	(d) Title of Class of Securities

Common Stock, par value $0.005 per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

682163100

CUSIP No. 682163100	SCHEDULE 13G/A	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Not Applicable.

CUSIP No. 682163100	SCHEDULE 13G/A	Page 7 of 9 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Fund I is the record holder and beneficially owns 3,685,078 shares of Common Stock .As the general partner of Fund I, Sapphire GP may be deemed to beneficially own the 3,685,078 shares of Common Stock beneficially owned by Fund I. In his capacity as a managing member of Sapphire GP, Marakovic may be deemed to beneficially own the 3,685,078 shares beneficially owned by Fund I. Marakovic specifically disclaims beneficial ownership of such shares and nothing contained in this report shall be deemed to be an admission to the contrary.

Sapphire Ventures Fund I, L.P.

(a) Amount beneficially owned: 3,685,078

(b) Percent of class: 4.91%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 3,685,078

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 3,685,078

Sapphire Ventures (GPE) I, L.L.C. and Nino Nikola Marakovic

(a) Amount beneficially owned: 3,971,674

(b) Percent of class: 5.29%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 3,971,674

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 3,971,674

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

See Item 2 and Item 4. Sapphire Ventures, LLC, the management company affiliate of Sapphire GP, is a registered investment adviser and acts as an investment adviser to certain private investment limited partnerships, including Fund I.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 682163100	SCHEDULE 13G/A	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2019

Sapphire Ventures Fund I, L.P. By: Sapphire Ventures (GPE) I, L.L.C., its General Partner

By:	/s/ Dave Hartwig
Dave Hartwig, Managing Member

By:	/s/ Jayendra Das
Jayendra Das, Managing Member

Sapphire Ventures (GPE) I, L.L.C.

By:	/s/ Dave Hartwig
Dave Hartwig, Managing Member

By:	/s/ Jayendra Das
Jayendra Das, Managing Member

Nino Nikola Marakovic

By:	/s/ Nino Nikola Marakovic